                                                            File No. ___________


                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549


                                   FORM U-1

                            APPLICATION/DECLARATION

                                     UNDER

                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



                              EASTERN ENTERPRISES
                               9 Riverside Road
                          Weston, Massachusetts 02493
               ________________________________________________
            (Name of company or companies filing this statement and
                   addresses of principal executive office)

                              EASTERN ENTERPRISES
       ________________________________________________________________
(Name of top registered holding company parent of each applicant or declarant)


David W. Walker, Esq              L. William Law, Jr., Esq.
Foley, Hoag & Eliot LLP           Senior Vice President and General Counsel
One Post Office Square            Eastern Enterprises
Boston, Massachusetts 02109       9 Riverside Road
                                  Weston, Massachusetts  02493

                   __________________________________________
                  (Names and addresses of agents for service)

Item 1.   Description of Proposed Transaction
---------------------------------------------

     This is an application under the Public Utility Holding Company Act of 1935 (the "Act") by Eastern Enterprises ("Eastern") for approval of its acquisition, through a so-called triangular merger (the "Merger"), of all the outstanding capital stock of Colonial Gas Company ("Colonial"), a Massachusetts gas utility company. Eastern is a holding company exempt from registration under the Act pursuant to the "intrastate" exemption of Section 3(a)(1). Currently, its sole utility subsidiaries are Boston Gas Company ("Boston Gas"), a Massachusetts gas utility company, and Essex Gas Company ("Essex Gas"), a Massachusetts gas utility company. Following the proposed acquisition, Eastern will have three gas utility subsidiaries, all located in Massachusetts, and will continue to satisfy the requirements of Section 3(a)(1). In addition, Colonial Gas, Boston Gas and Essex Gas together will constitute an integrated public-utility system because, among other things, they have substantially contiguous service areas and common sources of supply.

     Eastern is a Massachusetts voluntary association created by a Declaration of Trust dated July 18, 1929, as amended, and is exempt under Section 3(a)(1) of the Act pursuant to orders dated February 28, 1955 (Pub. Util. Holding Company Act of 1935 Release No. 12807), November 3, 1967 (Pub. Util. Holding Company Act of 1935 Release No. 15887); August 28, 1975 (Pub. Util. Holding Company Act of 1935 Release No. 19100); and September 30, 1998 (Pub. Util. Holding Company Act of 1935 Release No. 26923).

     Eastern is the sole stockholder of all issued and outstanding common stock of Boston Gas and Essex Gas, Massachusetts corporations engaged in the gas utility business. Together Boston Gas and Essex Gas serve approximately 580,000 customers, all in Massachusetts. Boston Gas has outstanding 1,200,000 shares of non-voting preferred stock, which are held by the public.

     Colonial is a regulated public utility and a non-affiliated Massachusetts corporation engaged in the gas utility business. Colonial serves approximately 151,000 customers in the Commonwealth of Massachusetts. A portion of Colonial's service territory is contiguous to Boston Gas' and Essex Gas' service territories.

A.   Proposed Acquisition of Colonial
-------------------------------------

     Eastern and Colonial have agreed, subject to various approvals including approval from the Securities and Exchange Commission (the "Commission"), that Eastern will acquire Colonial through a merger of Colonial into a subsidiary of Eastern formed for that purpose. After the merger, Eastern will own all the outstanding capital stock of Colonial, and the former stockholders of Colonial will hold shares of common stock of Eastern and cash. Eastern's common stock is traded on the New York Stock Exchange, the Boston Stock Exchange and the Pacific Exchange. Based on reported closing price for Eastern shares on the New York Stock Exchange and the number of shares of Colonial common stock outstanding on December 22, 1998, the Eastern shares to be issued would have a market value of approximately $184 million and would constitute approximately 16.4% of Eastern's outstanding stock following the Merger. The terms and conditions agreed upon between Eastern and Colonial, are set forth in the Agreement and Plan of Reorganization included as Exhibit B hereto (the "Agreement").

     The Agreement between Eastern and Colonial was the result of a process conducted by Colonial to explore strategic alternatives.

     Included with this Application as Exhibit D-1 is a copy of the Joint Petition of Eastern Enterprises and Colonial Gas Company For Approval of Merger submitted on December 24, 1998 to the Massachusetts Department of Telecommunications and Energy (the "DTE Petition"), including exhibits. The Massachusetts Department of Telecommunications and Energy (the "MDTE") will schedule a hearing on the petition and will issue an order approving or disapproving the Merger.

     Also included hereto as Exhibit C is a copy of the Registration Statement (the "Registration Statement") on Form S-4, File No. 333-69039 filed by Eastern, which includes the Joint Proxy Statement of Eastern and Colonial as filed with the Commission (the "Joint Proxy Statement") in connection with the proposed special meetings of Eastern shareholders and Colonial stockholders to approve the issuance of Eastern common stock pursuant to the Agreement and the Merger, respectively.

1.   Description of Business of Colonial and Eastern

     Colonial is a gas utility whose principal business is the distribution and sale of natural gas. Colonial has 12 directors and 15 officers. Colonial sells natural gas to approximately 151,000 customers in eastern Massachusetts. A portion of Colonial's service territory in eastern Massachusetts is contiguous to Boston Gas' and Essex Gas' service territories. The size of Colonial's customer base has been growing in recent years, with 5,355 new customers added during fiscal 1998.

     Colonial net earnings for the twelve month period ended September 30, 1998, was $15.041 million on revenues of $178.128 million. Non-utility subsidiaries contributed $2.7 million to revenues, approximately 1.5% of total revenues for that period.

     Colonial had a total of approximately 508 permanent employees on December 31, 1998.

     Eastern is exclusively a holding company. Its sole utility subsidiaries are Boston Gas and Essex Gas, distributors of natural gas, together serving approximately 580,000 residential, commercial and industrial customers in Boston and 90 other eastern and central Massachusetts communities. In addition, Eastern has several non-utility subsidiaries, including primarily Midland Enterprises Inc., a carrier of coal and other dry bulk cargoes on the nations inland waterways, with a fleet 2,414 barges and 87 tugboats and towboats. A list of Eastern's subsidiaries is attached as Exhibit I to this Application.

     Eastern's net earnings for the twelve-month period ended September 30, 1998 were $103.49 million on revenues of $973.396 million. Non-utility subsidiaries of Eastern contributed $261.865 million, approximately 26.9% of total revenues for that period.

     Complete financial statements for Eastern and Colonial on a historical basis and financial statements for Boston Gas, Essex Gas, and Colonial on a pro forma combined basis are filed with this Application (See Index to Financial Statements, Items 3 and 4).

2.   Acquisition of Colonial

     The terms and mechanism for acquiring Colonial are set forth in the Agreement described in the Joint Proxy Statement included in the Registration Statement. In brief, they include the following:

(a) Eastern will form a temporary Massachusetts corporation ("NEWCO") as a wholly-owned subsidiary of Eastern;/1/

(b) Colonial will merge with and into NEWCO, with NEWCO as the surviving corporation (the "Surviving Corporation") having all the rights, interests, and obligations of Colonial and remaining a wholly-owned subsidiary of Eastern; and

(c) Each outstanding share of common stock of Colonial will be converted into either $37.50 cash or $37.50 worth of shares of Eastern common stock, subject to adjustment under certain circumstances based on the average market price for a specified period prior to closing, so that the stockholders of Colonial may become shareholders of Eastern.

     The Merger will become effective at the time of filing of the Articles of Merger with the Secretary of State of The Commonwealth of Massachusetts. The closing will be held only upon the satisfaction (or waiver, where permissible) of certain conditions contained in the Agreement, including obtaining necessary approvals from the MDTE, the Commission, and other government agencies.

3.  Common Shares Issued by Eastern

     In the Merger, holders of Colonial common stock will receive cash and common stock of Eastern having an expected aggregate value of approximately $334 million based on the number of shares of Colonial common stock outstanding as of December 22, 1998. The actual value will depend on the market price of the Eastern common stock and the

----------------
/1/ Newco will be formed under the Massachusetts statute relating to gas companies, but will not own or operate any utility assets before consummation of the merger.

number of shares of Colonial common stock outstanding on the date the Merger is completed. The total amount of cash consideration to be paid to the Colonial stockholders will equal $150 million (subject to adjustment for tax purposes). Each share of Colonial common stock exchanged for cash will entitle the holder to receive $37.50. Each share which is not exchanged for cash will entitle the holder to receive that number of shares of Eastern common stock having a value of $37.50 based on the average closing price of the Eastern common stock reported in the New York Stock Exchange Composite Transactions over the ten trading day period ending on the third trading day before the effective date of the merger, so long as that average closing price is not less than $37.56 or higher than $47.80. If the average closing price is less than $37.56 or higher than $47.80, each share of Colonial common stock not exchanged for cash will entitle the holder to receive approximately 0.998 shares and 0.785 shares, respectively, of Eastern common stock. Eastern has registered with the Commission shares of its common stock for this purpose. (See Exhibit C hereto). This acquisition price is reasonable in the opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Eastern's investment banking advisors, and will not result in any excessive charges to Boston Gas, Essex Gas or Colonial rate payers. See Item 4(e) below.

     Eastern's common shares are listed on the New York, Boston and Pacific Stock Exchanges. From January 1, 1998 through December 22, 1998, the price for Eastern's shares on the New York Stock Exchange -- Composite Transactions ranged from a high of $45.625 to a low of $37.625. Colonial's common shares are quoted on the New York Stock Exchange. From January 1, 1998 through December 22, 1998, the price for Colonial's shares on New York Stock Exchange -- Composite Transactions ranged from a high of $35.438 to a low of $26.50.

4.   Compliance with Section 10

     The proposed acquisition meets all the substantive requirements of Section 10 of the Act. Specifically, the Commission should find that the acquisition complies with subsections (c) and (f) on the basis of the following:

     a. The acquisition is lawful under Section 8 of the Act and is not detrimental to the carrying out of the provisions of Section 11.

     Colonial, Boston Gas and Essex Gas are all retail gas distribution companies, with no electric utility assets or operations.

     The resulting holding company system of Eastern will continue to be exempt from registration under the Act pursuant to the "intrastate" exemption provided in Section 3(a)(1), because Eastern and all of its utility subsidiaries, Colonial, Boston Gas and Essex Gas, will continue to be organized under Massachusetts law, and their combined utility operations will be carried on solely in Massachusetts. See service area map, Exhibit E.

     b. The acquisition will serve the public interest by tending toward the economical and efficient development of an integrated public-utility system.

     As the map attached as Exhibit E shows, the service areas of Colonial, Boston Gas and Essex Gas are substantially contiguous, and all three companies receive a substantial portion of their natural gas supplies from the Tennessee Gas Pipeline Company. The existing distribution systems of Boston Gas and Colonial are physically connected at Littleton, Massachusetts. See DTE Petition, Exhibit D-1 to this application, Testimony of William R. Luthern, p. 2. Eastern expects to derive substantial cost savings from the combined operations of Colonial, Boston Gas and Essex Gas, including savings estimated at $947,000 in the first year of combined operations and $4 million in the following year , from sharing of their combined pipeline supply capacity and commodity cost savings (DTE Petition, Exhibit D-1 to this Application, Testimony of William R. Luthern, p. 8-9 and Exh. WRL-3) and savings from consolidation of management positions and other duplicated administrative costs estimated at $8.7 million annually (DTE Petition, Exhibit D-1 to this Application, Testimony of Joseph F. Bodanza, p. 12 and Exh. JFB-5).

     c.   Massachusetts law applying to the acquisition has been complied with.

     By its terms, the Merger will not be consummated unless it is approved by the MDTE under applicable provisions of Chapter 164 of the Massachusetts General Laws. Eastern will provide to the Commission a copy of the MDTE's order approving the Merger as soon as it is available.

     Under applicable Massachusetts corporation laws, the Merger requires approval by the Board of Trustees of Eastern and the Board of Directors and the stockholders of Colonial. Approval of the issuance of Eastern common stock in the Merger by the shareholders of Eastern may be required under the rules of the New York Stock Exchange if the aggregate number of shares of Eastern common stock issued in the Merger will be equal to or greater than 20% of the total number of shares of Eastern common stock issued and outstanding immediately prior to the Merger. Eastern's Trustees approved the Merger on October 28, 1998. Colonial's Directors approved the Merger on October 17, 1998. The stock issuance by Eastern in the Merger is anticipated to be approved by the shareholders of Eastern at a meeting to be held on February 10, 1999. The Merger is anticipated to be approved by the Stockholders of Colonial at a meeting to be held February 10, 1999.

     In addition, there is no basis for making any of the negative findings that would prevent approval of the proposed acquisition under subsection (b) of section 10, for the following reasons:


     d. The acquisition will not tend toward any interlocking relations or undue concentration of control of public-utility companies.

     As indicated above, after the proposed acquisition, Colonial will be a wholly-owned direct subsidiary of Eastern, as Boston Gas and Essex Gas are now. As usual in holding-company systems, Colonial, Boston Gas and Essex Gas may have officers and directors in common, some of whom may also be officers of Eastern; but that mode of common management of the integrated system of subsidiaries is not the sort of "interlocking relationship" that the Act is intended to prevent.

     The combined operations of Colonial, Boston Gas and Essex Gas will operate entirely in Massachusetts and will be subject to regulation by the MDTE. Boston Gas and Essex Gas together currently serve approximately 580,000 retail gas customers in 91 cities and towns in eastern and central Massachusetts. Together, Colonial, Boston Gas and Essex Gas will serve a base of approximately 731,000 retail gas customers in a contiguous service area comprising 112 cities and towns in eastern and central Massachusetts. Boston Gas and Essex Gas had combined assets of $902.499 million at September 30, 1998 and combined revenues of $711.531 million for the twelve-month period then ended. Colonial, Boston Gas and Essex Gas together will have pro forma combined assets of $1,499.868 million and pro forma combined revenues of $889.659 million.

     e. The consideration to be paid is reasonable and bears a fair relation to the value of the utility assets underlying the securities to be acquired.

     The price to be paid by Eastern was determined by bids in a process conducted by Colonial, in which Eastern was one of two bidders from an initial field of six interested potential bidders. See DTE Application, testimony of Nickolas Stavropoulos, pp. 4-6. The investment banking firm of Salomon Smith Barney advised the Board of Directors of Colonial that the merger consideration was fair to the stockholders of Colonial from a financial point of view (see Joint Proxy Statement, pp. 42-47); and the investment banking firm of Merrill Lynch, Pierce, Fenner & Smith Incorporated has advised the Trustees of Eastern that the merger price is reasonable and is consistent with recent history of mergers in the natural gas industry (see DTE Petition, Testimony of James D. Hempstead).

     In addition, Eastern and Colonial have proposed to the MDTE a rate plan that will effect an immediate reduction in the retail gas price charged to customers of Colonial and a ten-year freeze on the base rates for Colonial, to reflect expected cost savings that would result from combined operation of Colonial, Boston Gas and Essex Gas. See DTE Petition, Testimony of Joseph F. Bodanza.

     Under Massachusetts law, retail gas rates are regulated by the MDTE, which has full power to examine transactions with affiliates and to allow or disallow intercompany costs and charges in the rate-setting process. Mass. General Laws, c. 164, secs. 76A, 85, 94. Thus, the financial effect of the merger price on customers of Colonial, Boston Gas and Essex Gas is subject to effective regulation by the applicable state authority.

     f. The acquisition will not unduly complicate the capital structure of Eastern's holding-company system and will not be detrimental to the public interest, the interest of investors or consumers, or the proper functioning of the holding-company system.

     The merger price will consist of cash and shares of Eastern's voting common stock, of the class that is publicly traded on the New York Stock Exchange, the Pacific Exchange, and the Boston Stock Exchange. There will be no preferred or senior securities involved. There will be no minority voting stock interest in Colonial, Boston Gas or Essex Gas: all will be wholly-owned subsidiaries of Eastern. As the Testimony of James D. Hempstead of Merrill Lynch, Pierce, Fenner & Smith Incorporated in the DTE Petition explains, the transaction will be earnings neutral to Eastern shareholders to the extent cost savings related to merger synergies are retained. The interests of gas consumers are protected by the jurisdiction of the MDTE. As outlined in Item 1(a)(4)(b) above, the acquisition will serve the public interest by promoting the economical and efficient development of an integrated public-utility system.

Item 2.  Fees, Commissions and Expenses
---------------------------------------

     The estimated fees and expenses in connection with the proposed transactions are set forth in Exhibit G hereto.

Item 3.  Applicable Statutory Provisions
----------------------------------------

     Sections 9(a) and 10 of the Act are applicable to the acquisition by Eastern of shares of capital stock of Colonial.

     Section 3(a)(1) of the Act is applicable to Eastern's continued exemption from registration under the Act.

Item 4.  Regulatory Approval
----------------------------

     The MDTE has jurisdiction over the proposed Merger and certain matters in connection therewith. The fact that the MDTE has jurisdiction over Boston Gas, Colonial and Essex Gas assures that the rates of all of these companies will be just and reasonable and will not include unreasonable charges associated with the Merger. The proposed Merger is subject to the satisfaction of the applicable notification waiting period and approval by the Federal Trade Commission and the Department of Justice pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. No other state regulatory commission and no other federal commission (other than the Commission) has jurisdiction over the proposed transactions.

Item 5.  Procedure
------------------

     It is anticipated that the MDTE will issue a decision by mid-1999 on the Merger. It is requested that the Commission take action with respect to this Application/Declaration without a hearing being held and that an order be issued allowing this Application/Declaration to become effective at approximately the same time.

     Eastern further requests that the Commission enter an order confirming that Eastern's holding company system after consummation of the Merger will continue to be exempt from registration under the Act pursuant to the Commission orders of February 8, 1955, November 3, 1967, August 28, 1975 and September 30, 1998 cited in the Introduction above.

     Eastern (i) does not request a recommended decision by an administrative law judge, (ii) does not request a recommended decision by any other responsible officer of the Commission, (iii) hereby specifies that the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) hereby requests that there be no 30-day waiting period between the date of issuance of the Commission's order and the date on which it is to become effective.

Item 6.  Exhibits and Financial Statements
------------------------------------------

(a)  Exhibits

     A-1 Specimen copy of Common Share certificate of Eastern (Incorporated herein by reference to Exhibit A-1 to the Eastern Enterprises Form U-1 dated March 31, 1998 (File No. 070-09195)).

     A-2 Declaration of Trust of Eastern, dated as of July 18, 1929, as amended (Incorporated herein by reference to Exhibit 3.1 to Eastern's Quarterly Report on Form 10-Q for the quarter ended June 30, 1989 (File No. 1-2297)).

     A-3 By-laws of Eastern (Incorporated herein by reference to Exhibit 3.1 to Eastern's Quarterly Report on Form 10-Q for the quarter ended June 30, 1992 (File No. 1-2297)).

     A-4 Restated Articles of Organization of Colonial, as amended (Incorporated herein by reference to Exhibit 3(a) to Colonial's Annual Report on Form 10-K for the year ended December 31, 1993 (File No. 0-10007)).

     A-5 By-laws of Colonial, as amended (Incorporated herein by reference to Exhibit 3(b) to Colonial's Annual Report on Form 10-K for the year ended December 31, 1996 (File No. 0-10007)).

     A-6  Specimen copy of Common stock certificate of Colonial.

     A-7  Articles of Organization of NEWCO.

     A-8  By-laws of NEWCO.

     A-9  Specimen copy of Common Stock certificate of NEWCO.

     A-10 Articles of Organization of Surviving Corporation (See Exhibit A-7 above).

     A-11 By-laws of Surviving Corporation (See Exhibit A-8 above).

     A-12 Specimen copy of Common Stock certificate of Surviving Corporation
          (See Exhibit A-9).

     B Merger Agreement (Incorporated by reference to Exhibit 1 to Colonial's Current Report on Form 8-K dated October 21, 1998 (File No. 0-10007)).

     C Registration Statement on Form S-4, including all financial statements and exhibits thereto, with reference to additional Common Shares of Eastern (Incorporated herein by reference to File No. 333-69039) (including the Joint Proxy Statement to be distributed to shareholders of Eastern and stockholders of Colonial in connection with the special meetings to be held on February 10, 1999).

     D-1 Eastern and Colonial Joint Petition for Approval of Merger filed with the Massachusetts Department of Telecommunications and Energy on December 24, 1998 (excluding Attachment 1 thereto, which is included hereto as Exhibit B).

    *D-2 Certified copy of order of Massachusetts Department of Telecommunications and Energy.

     E Map of service territories of Colonial, Boston Gas and Essex Gas (Incorporated by reference to Exhibit E to Eastern Enterprises Form U-1 dated March 31, 1998 (File No. 070-09195)).

     F    Opinion of Counsel.

     G    Statement of Estimated Fees and Expenses.

     H    Proposed Form of Notice.

     I    Subsidiaries.

*To be supplied by amendment.

(b)  Financial Statements

     1. Consolidated Balance Sheets of Eastern as of December 31, 1997 (Incorporated herein by reference to Eastern's Current Report on Form 8-K dated November 23, 1998 (File No. 1-2297)).

     2. Consolidated Statements of Operations and Shareholders' Equity of Eastern for the twelve months ended December 31, 1997 on an actual basis (Incorporated herein by reference to Eastern's Current Report on Form 8-K dated November 23, 1998 (File No. 1-2297)).

     3. Consolidated Balance Sheets, Statements of Income of Colonial, for the years ended December 31, 1995 through 1997 and for the nine months ended September 30, 1998 (Incorporated by reference to Colonial's Annual Reports on Form 10-K for the fiscal years ended December 31, 1995, 1996 and 1997 and Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 (File No. 0-10007)).

     4. Unaudited Pro Forma Combined Balance Sheet of Boston Gas Company, Colonial Gas and Essex Gas Company as at September 30, 1998.

     5. Unaudited Pro Forma Combined Statement of Earnings of Boston Gas Company, Colonial Gas Company and Essex Gas Company for the fiscal year ended September 30, 1998.

     Since the date of the Balance Sheets provided in 1 above, there have been no material changes which were not in the ordinary course of business.


Item 7.  Information as to Environmental Effects
------------------------------------------------

     The proposed transaction does not involve a major federal action significantly affecting the quality of the human environment.

                                   SIGNATURE
                                 _____________

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer thereunto duly authorized.



                                      EASTERN ENTERPRISES/1/



Date: January 28, 1999                   By: /s/  Walter J. Flaherty
      -----------------                      -------------------------
                                             Walter J. Flaherty
                                             Senior Vice President and Chief
                                             Financial Officer


----------------
/1/ Reference is hereby made to the declaration of trust establishing Eastern Enterprises (formerly Eastern Gas and Fuel Associates) dated July 18, 1929, as amended, a copy of which is on file in the office of the Secretary of the Commonwealth of Massachusetts. The name "Eastern Enterprises" refers to the trustees under said declaration as trustees and not personally; and no trustee, shareholder, officer or agent of Eastern Enterprises shall be held to any personal liability in connection with the affairs of said Eastern Enterprises, but the trust estate only is liable.

              UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following unaudited pro forma combined financial information should be read in conjunction with the historical consolidated financial statements, including the notes thereto, of Eastern Enterprises, Boston Gas Company, Essex Gas Company and Colonial Gas Company. The unaudited pro forma combined information is presented for illustration purposes only in accordance with the assumptions set forth below, and is not necessarily indicative of the operating results or financial position that would have occurred if the Merger had been consummated nor is it necessarily indicative of future operating results or financial position of the combined enterprise. The unaudited pro forma combined financial information presents only the combined results of the utility operations of Eastern Enterprises (Boston Gas and Essex Gas) and Colonial Gas. The unadjusted pro forma combined financial information does not contain any adjustments to reflect any cost savings or other synergies anticipated as a result of the Merger. In the opinion of management, all adjustments necessary to present fairly such pro forma financial information have been made.

Eastern Enterprises will account for the Merger under the purchase method of accounting for business combinations. The pro forma impact of the related purchase accounting has been pushed down to Colonial Gas in the accompanying pro forma combined balance sheet and statement of earnings. Accordingly, Eastern Enterprises' post-merger investment in Colonial Gas is reflected herein on a pro forma basis as additional paid-in capital. This is subject to further review by Eastern Enterprises' management and is not necessarily indicative of the post-merger capital structure of Colonial Gas. The following unaudited pro forma combined balance sheet presents the combined consolidated balance sheets of Boston Gas and Colonial Gas as of September 30, 1998 and Essex Gas as of August 31, 1998 giving effect to the Merger as if it had been consummated on those dates. The following unaudited pro forma combined statement of earnings presents the combined consolidated statements of earnings of Boston Gas and Colonial Gas for the twelve months ended September 30, 1998 and Essex Gas for the twelve months ended August 31, 1998, respectively, giving effect to the Merger as if it had been consummated at the beginning of those periods. If and when the Merger is consummated, it is possible that other changes may be required to the combined financial statements to implement the purchase method of accounting for this combination.

Colonial Gas' financial information includes its wholly owned non-rate regulated subsidiary Transgas Inc. reflected as an equity method investment. Third-party revenues for Transgas for the twelve months ended September 30, 1998 were $2.7 million.

The unaudited pro forma combined financial information includes Eastern Enterprises' unaudited consolidated balance sheet as of September 30, 1998 and the unaudited consolidated statement of operations for the twelve months then ended.

                  UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                       (IN THOUSANDS, EXCEPT SHARE DATA)



                                                    BOSTON GAS       ESSEX COUNTY     COLONIAL GAS
                                                   SEPTEMBER 30,      AUGUST 31,      SEPTEMBER 30,
                                                      1998              1998             1998           PRO FORMA      PRO FORMA
                                                  (AS REPORTED)    (AS RECLASSIFIED) (AS RECLASSIFIED)  ADJUSTMENTS    BALANCES (1)
                                                  -------------     ---------------   ---------------   -----------    ------------

 ASSETS
 GAS PLANT, AT COST                                     $866,147         $111,413        $349,371      $        -       $1,326,931
 CONSTRUCTION WORK-IN-PROCESS                             38,038               45          40,959               -           79,042
    Less - accumulated depreciation                      359,108           28,151          98,957               -          486,216
                                                        ---------        ---------       ---------     -----------      -----------
        Net plant                                        545,077           83,307         291,373               -          919,757

 CURRENT ASSETS:
    Cash and short-term investments                          509              254           1,018               -            1,781
    Accounts receivable, less reserves of:
      Boston Gas  -- $16,626
      Essex Gas -- $559
      Colonial Gas -- $2,452                              41,210            1,791           5,273               -           48,274
    Deferred gas costs                                    48,853                -          14,582               -           63,435
    Natural gas and other inventories                     40,092            4,179          12,888               -           57,159
    Materials and supplies, at average cost                3,137              511           3,084               -            6,732
    Prepaid expenses                                       2,150            2,307          11,723               -           16,180
                                                        ---------        ---------       ---------     -----------      -----------
                                                         135,951            9,042          48,568               -          193,561

 OTHER ASSETS:
    Deferred postretirement benefits cost                 79,907                -           3,455               -           83,362
    Investment in Transgas Inc.                                -                -           4,968               -            4,968
    Deferred charges and other assets                     44,974            4,241          32,188         216,817 (3)      298,220
                                                        ---------        ---------       ---------     -----------      -----------
      Total other assets                                 124,881            4,241          40,611         216,817          386,550
                                                        ---------        ---------       ---------     -----------      -----------

      Total assets                                      $805,909          $96,590        $380,552      $  216,817       $1,499,868
                                                        =========        =========       =========     ===========      ===========


 LIABILITIES AND SHAREHOLDERS' INVESTMENT

 CAPITALIZATION
    Common stockholders' investment
    Common stock, authorized;
      Boston Gas  -- 0.5 million
      Essex Gas -- 5 million
      Colonial Gas -- 15 million
    Issued and outstanding;
      Boston Gas  -- 0.5 million                         $51,418         $      -        $      -      $        - (2)   $   51,418
      Essex Gas -- 1.7 million                                 -           21,805               -               - (2)       21,805
      Colonial Gas -- 8.8 million                              -                -          29,455               - (2)       29,455
    Amounts in excess of par value                        43,233                -          61,162         216,817 (4)      321,212
    Retained earnings                                    165,770           16,491          34,178               - (2)      216,439
                                                        ---------        ---------       ---------     -----------      ----------
      Total common stockholders' investment              260,421           38,296         124,795         216,817          640,329

    Cumulative preferred stock, $1 par value,
    (liquidation preference, $25 per share)
    authorized and outstanding -- 1.2 million             29,351                -               -               -           29,351

    Long-term obligations, less current portion          210,820           28,691         111,041               -          350,552
                                                        ---------        ---------       ---------     -----------      -----------
      Total capitalization                               500,592           66,987         235,836         216,817        1,020,232

 Gas inventory financing                                  39,192            4,057               -               -           43,249
                                                        ---------        ---------       ---------     -----------      -----------

      Total capitalization and gas inventory financing   539,784           71,044         235,836         216,817        1,063,481
                                                        ---------        ---------       ---------     -----------      -----------

 CURRENT LIABILITIES:
    Current portion of long-term obligations                 547              734             639               -            1,920
    Notes payable                                          6,300            6,825          63,160               -           76,285
    Accounts payable                                      38,893            2,024           8,535               -           49,452
    Accrued taxes                                          1,641                8               -               -            1,649
    Accrued income taxes                                   5,706                -               -               -            5,706
    Accrued interest                                       8,572              820           2,055               -           11,447
    Deferred income taxes                                      -                -           5,236               -            5,236
    Customer deposits                                      2,178              428             808               -            3,414
    Refunds due to customers                                 458              881               6               -            1,345
    Other                                                      -              118           2,464               -            2,582
                                                        ---------        ---------       ---------     -----------      -----------
      Total current liabilities                           64,295           11,838          82,903               -          159,036
                                                        ---------        ---------       ---------     -----------      -----------

 RESERVES AND DEFERRED CREDITS:
    Deferred income taxes                                 77,229            9,625          50,762               -          137,616
    Unamortized investment tax credits                     5,294            1,071           3,138               -            9,503
    Postretirement benefits obligation                    81,584                -           4,507               -           86,091
    Other                                                 37,723            3,012           3,406               -           44,141
                                                        ---------        ---------       ---------     -----------      -----------
      Total reserves and deferred credits                201,830           13,708          61,813               -          277,351
                                                        ---------        ---------       ---------     -----------      -----------

      Total liabilities and stockholders' equity        $805,909         $ 96,590        $380,552      $  216,817       $1,499,868
                                                        =========        =========       =========     ===========      ===========


 See accompanying notes to Unaudited Pro Forma Combined Financial Information

              UNAUDITED PRO FORMA COMBINED STATEMENT OF EARNINGS
                                (IN THOUSANDS)


                                                      TWELVE MONTHS     TWELVE MONTHS      TWELVE MONTHS
                                                          ENDED             ENDED              ENDED
                                                   SEPTEMBER 30, 1998  AUGUST 31, 1998  SEPTEMBER 30, 1998
                                                       BOSTON GAS         ESSEX GAS        COLONIAL GAS     PRO FORMA   PRO FORMA
                                                    (AS RECLASSIFIED) (AS RECLASSIFIED)  (AS RECLASSIFIED) ADJUSTMENTS  RESULTS (1)
                                                --------------------- ------------------ ----------------- ----------- ------------

 Operating revenues                                 $ 660,710             $50,821          $178,128         $     -      $ 889,659
 Cost of gas sold                                     360,818              24,155            94,611               -        479,584
                                                    ----------            --------         ---------        --------     ----------
 Operating margin                                     299,892              26,666            83,517               -        410,075

Operating expenses:
    Other operating expenses                          139,161              12,615            33,959               -        185,735
    Maintenance                                        22,459                 780             4,556               -         27,795
    Depreciation and amortization                      45,918               3,753            13,064           5,420 (3c)    68,155
    Income taxes                                       25,484               2,399             9,405               -  (5)    37,288
    Restructuring charge                                8,692                   -                 -               -          8,692
                                                    ----------            --------         ---------        --------     ----------
      Total operating expenses                        241,714              19,547            60,984           5,420        327,665
                                                    ----------            --------         ---------        --------     ----------

Operating earnings                                     58,178               7,119            22,533          (5,420)        82,410
Equity in Transgas Inc. loss                                -                   -              (178)              -           (178)
Other earnings, net                                       491                 228             1,307               -          2,026
                                                    ----------            --------         ---------        --------     ----------

Earnings before interest expense                       58,669               7,347            23,662          (5,420)        84,258

Interest expense:
    Long-term debt                                     16,767               2,515             8,093               -         27,375
    Other, including amortization of debt expense       1,526                 587               528               -          2,641
    Less - interest during construction                  (504)                (27)                -               -           (531)
                                                    ----------            --------         ---------        --------     ----------
      Total interest expense                           17,789               3,075             8,621               -         29,485
                                                    ----------            --------         ---------        --------     ----------

Net earnings                                           40,880               4,272            15,041          (5,420)        54,773
Preferred stock dividends                               1,926                   -                 -               -          1,926
                                                    ----------            --------         ---------        --------     ----------

 Net earnings applicable to common stock            $  38,954             $ 4,272          $ 15,041          (5,420)        52,847
                                                    ==========            ========         =========        ========     ==========


 See accompanying notes to Unaudited Pro Forma Combined Financial Information

                     UNAUDITED CONSOLIDATED BALANCE SHEET
                       (IN THOUSANDS, EXCEPT SHARE DATA)


                                                EASTERN ENTERPRISES
                                                SEPTEMBER 30,1998
                                                   (AS REPORTED)
                                                -------------------

ASSETS
 Current assets:
   Cash and short-term investments                  $   167,501
    Receivables, less reserves                           63,675
    Inventories                                          56,176
    Deferred gas costs                                   48,853
    Other current assets                                  9,247
                                                    ------------
        Total current assets                            345,452

 Property and equipment, at cost                      1,699,539
    Less--accumulated depreciation                      735,068
                                                    ------------
        Net property and equipment                      964,471

 Other assets:
    Deferred post-retirement health care costs           82,965
    Investments                                          13,894
    Deferred charges and other costs,
        less amortization                                69,205
                                                    ------------
           Total other assets                           166,064
                                                    ------------

           Total assets                             $ 1,475,987
                                                    ============


LIABILITIES AND SHAREHOLDERS' EQUITY

 Current liabilities:
    Current debt                                    $    18,488
    Accounts payable                                     47,490
    Accrued expenses                                     44,156
    Other current liabilities                            40,739
                                                    ------------
        Total current liabilities                       150,873

 Gas inventory financing                                 43,249

 Long-term debt                                         387,311

 Reserves and other liabilities:
    Deferred income taxes                               135,899
    Post-retirement health care                          96,710
    Preferred stock of subsidiary                        29,351
    Other reserves                                       91,671
                                                    ------------
        Total reserves and other liabilities            353,631

 Commitments and Contingencies

 Shareholders' equity:
    Common stock, $1.00 par value
        Authorized shares - 50 million
        Issued shares - 22.5 million                     22,508
    Capital in excess of par value                       52,666
    Retained earnings                                   467,795
    Accumulated other comprehensive earnings (loss)      (1,687)
    Treasury stock at cost - .01 million shares            (359)
                                                    ------------
           Total shareholders' equity                   540,923
                                                    ------------

    Total liabilities and shareholders' equity      $ 1,475,987
                                                    ============


                UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS
                                (IN THOUSANDS)

                                                                       TWELVE MONTHS
                                                                           ENDED
                                                                    SEPETMEBER 30,1998
                                                                    EASTERN ENTERPRISES
                                                                     (AS RECLASSIFIED)
                                                                ----------------------------


 REVENUES                                                                $ 973,396
 Operating costs and expenses:
     Operating costs                                                       664,700
    Selling, general & administrative expenses                             126,740
    Depreciation & amortization                                             73,501
                                                                        -----------
                                                                           864,941
                                                                        -----------
Operating earnings                                                         108,455

Other income (expense):
    Interest Income                                                          7,919
    Interest Expense                                                       (34,092)
    Equity in loss of AllEnergy                                              1,225
    Other, net                                                               4,063
                                                                        -----------
Earnings before income taxes                                                87,570

Provision for income taxes                                                  31,040
                                                                        -----------

Earnings before extraordinary items                                         56,530

Extraordinary items, net of tax:
    Credit for coal miners retiree health care                              48,425
    Loss on early extinguishment of debt                                    (1,465)
                                                                        ===========
Net earnings                                                             $ 103,490
                                                                        ===========


          NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION


(1) BOSTON GAS, ESSEX GAS AND COLONIAL GAS HISTORICAL FISCAL YEARS AND ACCOUNTING POLICIES

Boston Gas' and Colonial Gas' historical fiscal years end on December 31 while Essex Gas' historical fiscal year ends on August 31. For purposes of combining Essex Gas' historical financial information with that of Boston Gas and Colonial Gas in the pro forma combined statement of earnings herein, the financial information of Boston Gas and Colonial Gas for the twelve months ended September 30, 1998 have been combined with Essex Gas' financial information for the twelve months ended August 31, 1998. For purposes of combining balance sheets, the financial information of Boston Gas and Colonial Gas as of September 30, 1998 are combined with Essex Gas as of August 31, 1998.

Certain amounts in the historical financial statements of Essex Gas and Colonial Gas have been reclassified to present consistent pro forma financial information. There were no material intercompany transactions between Colonial Gas and Eastern Enterprises (Boston Gas and Essex Gas) during the period presented.

(2)  COMMON STOCKHOLDERS' INVESTMENT

The common stock and paid-in capital amounts of Boston Gas, Essex Gas and Colonial Gas have not been restated for the Merger, as provided for in the Merger Agreement, due to the fact that Colonial Gas common stock is being exchanged for either Eastern Enterprises common stock or cash, with the total amount of cash consideration fixed at $150 million, not Boston Gas or Essex Gas common stock. See notes (4) and (6) for discussion of merger considerations and the exchange ratio, respectively, as they relate to common stockholders' investment.

(3)  PURCHASE PRICE ALLOCATION

The fair value of the consideration exchanged to acquire Colonial Gas common stock will be determined at the closing date and will be allocated to the assets and liabilities of Colonial Gas based on their estimated fair value. A preliminary allocation of the purchase price has been presented in the unaudited pro forma combined financial information in which the fair value of the identifiable net tangible assets of Colonial Gas is assumed to equal the net book value of such assets. The excess of consideration over the fair value of the identifiable net tangible assets has been preliminarily allocated to goodwill as follows (in thousands, except price per share):

     Shares of Colonial Gas common stock on December 22, 1998        8,910
     Consideration per Colonial Gas share (a)                       $37.50
                                                                  --------
     Consideration exchanged for Colonial Gas common stock        $334,112
     Plus:  Estimated transaction costs (b)                          7,500
                                                                  --------
     Total estimated purchase price                                342,612
     Less:  Estimated fair value of Colonial Gas' identifiable
     net assets (net book value) on September 30, 1998             124,795
                                                                  --------
     Total estimated goodwill due to merger                       $216,817
                                                                  ========

     (a) The estimated consideration and purchase price allocation used for pro forma purposes are based on a value of $37.50 per share of Colonial Gas common stock.

     (b) Transaction costs primarily include investment banking fees and other professional fees and are only an estimate as the Merger has not been consummated.

     (c) A pro forma adjustment has been made for the twelve months ended September 30, 1998 to reflect the push down of the incremental amortization expense on the goodwill created by the Merger. Goodwill is amortized over a 40-year life.

(4)  MERGER CONSIDERATION

The Merger consideration consists of $150 million in cash and the balance in Eastern Enterprises common stock. Four million shares of Colonial Gas common stock will be exchanged for cash consideration in an amount equal to $37.50 per share. Shares of Colonial Gas common stock which are not exchanged for cash consideration will be converted into a number of shares of Eastern Enterprises common stock based on the exchange ratio to be determined in the manner described in note 6 below. Based on the average closing price of Eastern Enterprises common stock on the New York Stock Exchange for the ten trading day period (which is the period used to calculate the exchange ratio under the Merger agreement - as discussed in note 6 below) ended on December 17, 1998 which was $41.56, Eastern Enterprises would issue 4.430 million shares in the transaction (based on the number of shares of Colonial Gas common stock outstanding December 22, 1998). Eastern Enterprises will account for the Merger under the purchase method of accounting for business combinations. The pro forma impact of the related purchase accounting has been pushed down to Colonial Gas in the accompanying pro forma combined balance sheet and statement of earnings. Accordingly, Eastern Enterprises' post-merger investment in Colonial Gas is reflected herein on a pro forma basis as additional paid-in capital. This is subject to further review by Eastern Enterprises' management and is not necessarily indicative of the post-merger capital structure of Colonial Gas.

(5)  INCOME TAXES

No pro forma adjustment has been made for the twelve months ended September 30, 1998 because goodwill created by the Merger is nondeductible for tax purposes.

(6)  EXCHANGE RATIO

As provided for in the Merger Agreement, Colonial Gas shareholders will be permitted to elect either Eastern Enterprises common stock or cash, with the total amount of cash consideration fixed at $150 million. Shareholder elections will be prorated to the extent necessary to maintain this mix of consideration. Under the Merger Agreement's collar mechanism, if Eastern Enterprises' average closing price per share for the ten trading day period ending on the third trading day prior to the Merger's effective date is either higher than $47.80 or lower than $37.56, the portion of the purchase price payable in Eastern Enterprises shares would be determined based upon a fixed exchange ratio calculated at such prices. Based upon the average closing price per share of Eastern Enterprises common stock on the New York Stock Exchange for the ten trading day period ended on December 17, 1998 (which is calculated as if the Merger's effective date was December 22, 1998) of $41.56, the fixed exchange ratio would be 0.902 shares of Eastern Enterprises common stock for each share of Colonial Gas common stock (other than shares of Colonial Gas common stock to be exchanged for an aggregate $150 million of cash consideration in the Merger) and Eastern Enterprises would issue approximately 4.430 million shares in this transaction based on the number of shares of Colonial Gas common stock outstanding as of December 22, 1998. Any increase in the exchange ratio will cause a corresponding decrease in the pro forma combined per share amounts and any decrease in the exchange ratio will cause a corresponding increase in the pro forma per share amounts.

                                  EXHIBIT INDEX


Exhibit No.                 Description
-------------  --------------------------------------

     A-1       Specimen copy of Common Share           Incorporated by
               certificate of Eastern                  Reference

     A-2       Declaration of Trust of Eastern, dated  Incorporated by
               as of July 18, 1929, as amended         Reference

     A-3       By-laws of Eastern                      Incorporated by
                                                       Reference

     A-4       Articles of Organization of Colonial    Incorporated by
                                                       Reference

     A-5       By-laws of Colonial                     Incorporated by
                                                       Reference

     A-6       Specimen copy of Common Stock
               certificate of Colonial

     A-7       Articles of organization of NEWCO

     A-8       By-laws of NEWCO

     A-9       Specimen copy of Common Stock
               certificate of NEWCO

     A-10      Articles of Organization of Surviving
               Corporation (See Exhibit A-7)

     A-11      By-laws of Surviving Corporation
               (See Exhibit A-8)

     A-12      Specimen copy of Common Stock
               certificate of Surviving Corporation
               (See Exhibit A-9)

Exhibit No.                 Description
-------------  --------------------------------------
     B         Merger Agreement                        Incorporated
                                                       by Reference

     C         Registration Statement on               Incorporated
               Form S-4, including all financial       by Reference
               statements and exhibits thereto,
               with reference to Common Shares
               of Eastern

     D-1       Eastern and Colonial Joint
               Petition for Approval of Merger
               filed with the Massachusetts
               Department of Telecommunications
               and Energy (excluding Attachment 1
               thereto, which is included hereto
               as Exhibit B)

    *D-2       Certified copy of order of
               Massachusetts Department of
               Telecommunications and Energy

     E         Map of service territories of           Incorporated
               Colonial, Boston Gas and Essex          by Reference
               Gas

     F         Opinion of Counsel

     G         Statement of Estimated Fees and
               Expenses

     H         Proposed Form of Notice

     I         Subsidiaries

* To be supplied by amendment.


Financial
Statement
No.            Description
---------      -------------------------------------------
    1.         Consolidated Balance Sheets of Eastern       Incorporated
               as of December 31, 1997                      by Reference

    2.         Consolidated Statements of Operations        Incorporated
               and Shareholders' Equity of Eastern          by Reference
               for the twelve months ended December
               31, 1997 on an actual basis

Financial
Statement
No.            Description
---------      -------------------------------------------

    3.         Consolidated Balance Sheets, Statements      Incorporated
               of Income of Colonial, for the years         by Reference
               ended December 31, 1995 through 1997
               and for the nine months ended
               September 30, 1998

    4.         Unaudited Pro Forma Combined Balance
               Sheet of Boston Gas Company, Colonial Gas
               Company and Essex Gas Company as at
               September 30, 1998.

    5.         Unaudited Pro Forma Combined Statement
               of Earnings of Boston Gas Company,
               Colonial Gas Company and Essex Gas
               Company for the Fiscal year ended
               September 30, 1998.